Exhibit (h)(xix)
FEE WAIVER AGREEMENT
          This Agreement is entered into as of the 30th day of June, 2011, between the Compak Asset Management, a California corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Compak Dynamic Asset Allocation Fund (the “Fund”).
          WHEREAS, the Adviser desires to voluntarily waive its entire advisory fee for the period from the Fund’s commencement of operations to June 30, 2012.
          NOW, THEREFORE, the parties agree as follows:
          Fee Waiver. The Adviser agrees that it will waive its entire investment advisory fee to which it is entitled under the investment advisory agreement dated June 30, 2011, by and between the Trust, on behalf of the Fund, and the Adviser (“Fee Waiver”). The Fee Waiver shall begin at the commencement of the Fund’s operations and shall remain in effect until June 30, 2012.
          Term. This Agreement shall terminate on June 30, 2012, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing. Either party may terminate this agreement at an earlier date upon notice to the other party.
          Executed as of the date first set forth above.

COMPAK ASSET MANAGEMENT, A CALIFORNIA CORPORATION
By:	/s/ Moe Ansari
	Name:	Moe Ansari
	Title:	President

FUNDVANTAGE TRUST, ON BEHALF OF THE FUND
By:	/s/ Joel Weiss
	Name:	Joel Weiss
	Title:	President